Exhibit 12.1

TELEFLEX, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations before taxes before adjustment for income or loss from equity investees	$148,703	$107,692	$163,565	$89,774	$23,533
Amortization of capitalized interest	—	—	9	35	35
Distributed income of equity investees	—	—	—	310	134
Non-controlling interest income	(1,021)	(861)	(632)	(441)	(127)

	$147,682	$106,831	$162,942	$89,678	$23,575

Fixed charges:
Interest expense	$57,010	$72,281	$83,952	$116,317	$67,930
Amortization of debt expense	13,526	7,750	5,511	5,330	6,946
Interest factor in rents	9,977	10,477	11,624	12,134	13,393

Total fixed charges	80,513	90,508	101,087	133,781	88,269

Earnings and fixed charges	$228,195	$197,339	$264,029	$223,459	$111,844

Ratio of earnings to fixed charges	2.8	2.2	2.6	1.7	1.3